# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Global Health Solutions, Inc.
250 N. Westlake Blvd.
Westlake Village, CA 91362
https://turntherapeutics.com/

Up to $4,073,698.44 in Common Stock at $9.18
Minimum Target Amount: $14,990.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Global Health Solutions, Inc.
Address: 250 N. Westlake Blvd., Westlake Village, CA 91362
State of Incorporation: DE
Date Incorporated: January 06, 2015

## Terms:

Equity

Offering Minimum: $14,990.94 | 1,633 shares of Common Stock
Offering Maximum: $4,073,698.44 | 443,758 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $9.18
Minimum Investment Amount (per investor): $247.86

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

### Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

### Investment Incentives and Bonuses*

#### Time-Based Investment Incentives

Early Bird Tier 1

Invest $1,000+ within the first two weeks and receive 3% bonus shares.

Early Bird Tier 2

Invest $5,000+ within the first two weeks and receive 5% bonus shares.

Early Bird Tier 3

Invest $10,000+ within the first two weeks and receive 10% bonus shares.

Early Bird Tier 4

Invest $20,000+ within the first two weeks and receive 15% bonus shares.

Early Bird Tier 5

Invest $50,000+ within the first two weeks and receive 20% bonus shares.

#### Amount-Based Investment Incentives

Tier 1

Invest $5,000+ and receive 3% bonus shares.

Tier 2

Invest $10,000+ and receive 5% bonus shares.

Tier 3

Invest $20,000+ and receive 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

*Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Global Health Solutions, Inc., D/B/A Turn Therapeutics, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $9.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $918. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Reservation Bonus in addition to the aforementioned bonus.

## The Company and its Business

### Company Overview

Global Health Solutions, Inc., doing business as Turn Therapeutics ("Turn Therapeutics" or "Turn" or the "Company"), was originally incorporated as Global Health Solutions LLC, a Delaware limited liability company formed on 01/06/2015 primarily to hold intellectual property. The Company converted to Global Health Solutions, Inc., a Delaware C Corporation on 10/12/2018.

Turn Therapeutics is a pharmaceutical and medical device company boasting 3 FDA Marketing Approvals, a licensing agreement with MiMedx with a total potential value of $70MM+, and a track record of 200,000+ applications of its flagship formula, Hexagen®. The Company seeks to expand the indications of this flagship formula to target moderate to severe eczema and onychomycosis (toenail fungus), both of which are underserved, multi-billion dollar markets.

From formula creation with barrels of chemicals and store-bought hardware to liquidating his 401(k), company founder Bradley commissioned data from independent laboratories and took his formula through the FDA marketing approval process for a remarkably low $24,000 – ultimately gaining an additional two FDA marketing approvals. The Hexagen formula has been applied over 200,000 times in humans, including for critically colonized, advanced wounds, burns, as well as dermatitis, all with zero reported adverse events. Turn has been granted twelve U.S. patents and provisional patents, multiple international patents, and secured a $70MM+ Commercial License Deal with MiMedx (total expected value) for a novel biologic created by Turn.

With three FDA marketing approvals in advanced wound and dermatitis management, Turn offers more than mere products; it offers a transformative ethos rooted in safety, effectiveness, compassion, and patient education.

### Competitors and Industry

<u>The Market</u>

Turn Therapeutics aims to address the substantial markets for moderate to severe eczema and onychomycosis, estimated at a combined $15 billion worldwide[1]. With three FDA marketing approvals and over $13.3MM in funding to date, including name-brand backers with decades of life science experience, we are just getting started.

<u>Competitors</u>

The current drug leading that market is Dupixent, which did over $11b in revenue last year[2] despite being an injectable biologic that some parents strongly disfavor. Onychomycosis market value is currently estimated at ~$3.4b and the majority of patients who have onychomycosis do not seek treatment typically due to limited safe and effective options[3]. Topicals range from 6-16% effective[456]; even the CDC says current topicals are ineffective[7]. The only non-topical is oral Lamisil

(generic and ~$5.00/month), which has a significant side effect profile and requires monthly blood tests[8].

Sources:
1.https://www.factmr.com/report/4603/atopic-dermatitis-market
2.https://www.mordorintelligence.com/industry-reports/onychomycosis-treatment-market
3.https://finance.yahoo.com/news/regeneron-pharmaceuticals-inc-regn-reports-123217769.html
4.https://www.fda.gov/drugs/drug-approvals-and-databases/more-information-jublia-efinaconazole
5.https://www.accessdata.fda.gov/drugsatfda_docs/label/2014/204427s000lbl.pdf
6.https://www.accessdata.fda.gov/drugsatfda_docs/label/1999/21022lbl.pdf
7.https://www.cdc.gov/fungal/nail-infections.html
8.https://online.lexi.com/lco/medguides/625300.pdf

## Current Stage and Roadmap

### Current Stage

The Company is currently pre-revenue with several products licensed to partners for commercialization. The Hexagen formula has been utilized hundreds of thousands of times. Our continuous efforts to forge additional partnerships, such as the one with MiMedx, stand to help bolster expansion into diverse domains, including post-surgical care and even vaccine development. Turn is currently in an out-license process for its antimicrobial post-surgical gauze (Xeal™ Antimicrobial) and has entered into an intranasal vaccine development partnership with a multi-billion dollar non-profit. Trials for this vaccine candidate are active and updates will be forthcoming. With three FDA marketing approvals and over $13.3MM in funding to date, including name-brand backers with decades of life science experience, we are just getting started.

### Future Roadmap

We plan to finish all human trials and complete FDA drug registration for the onychomycosis drug within 2-2.5 years. We plan to finish phase 2 trials for eczema in this same time frame. These milestones will trigger a traditional opportunity window to refinance or partner one or both of these drug assets. If we maintain holdings of the Company after this window, we intend to partner or commercialize onychomycosis and finish eczema phase 3's, then partner or commercialize eczema to follow.

## The Team

Officers and Directors

Name: Bradley Burnam

Bradley Burnam's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Chief Executive Officer, Founder, Director, bookkeeper and lead formulator. Bradley currently works full-time for the Company and receives salary compensation of $400,000 for this role.

Other business experience in the past three years:

- Employer: Bradley Burnam Consulting (Sole Proprietor-Personal Consulting)
  Title: Consultant
  Dates of Service: August, 2021 - Present
  Responsibilities: Assistance with regulatory matters for medical device and cosmetic companies. Bradley's work commitment to this company is de minimus and he does not foresee increased or much continued work for this company in the future.

Name: Andrew Gengos

Andrew Gengos's current primary role is with Athira Pharma. Andrew Gengos currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2020 - Present
  Responsibilities: Andrew serves as a member of the Board of Directors. Andrew does not receive salary compensation

for this role.

Other business experience in the past three years:

- Employer: Athira Pharma
  Title: CFO and CBO
  Dates of Service: May, 2023 - Present
  Responsibilities: Andrew manages finance, accounting, financing, corporate strategy, investor and public relations, and facilities.

Other business experience in the past three years:

- Employer: Cyteir Therapeutics
  Title: CBO
  Dates of Service: January, 2020 - February, 2023
  Responsibilities: Andrew managed finance, accounting, financing, strategy, quality, and IT.

Name: Neilesh Ghodadra

Neilesh Ghodadra's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Medical Officer and Director
  Dates of Service: October, 2017 - Present
  Responsibilities: Chief Medical Officer and Director. Neilesh does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Neil Ghodadra MD Inc
  Title: Owner/President
  Dates of Service: July, 2011 - Present
  Responsibilities: Orthopedic surgeon and principal officer of the organization.

Name: Abraham Chesed

Abraham Chesed's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: October, 2017 - Present
  Responsibilities: Member of the Board of Directors as well as strategic advisor for financing/transactions.

Other business experience in the past three years:

- Employer: Processing.com
  Title: CEO
  Dates of Service: January, 2011 - January, 2019
  Responsibilities: Founder and CEO of the company

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

## Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

## Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

## Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies is difficult to assess, may not be exact, and you may risk overpaying for your investment.

## The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

## Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

## The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

## Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

## Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

## We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors

willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our FleX AM devices. Delays or cost overruns in the development of our FleX AM devices and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common shares we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state

laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

### Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### We are an early stage company and have not yet generated any profits

Global Health Solutions, Inc., D/B/A Turn Therapeutics, was formed on 1/06/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Turn Therapeutics has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

### We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that the Company's products and pipeline are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

### Intense Market Competition

The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

### Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

### Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

### We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

### We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value,

competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

**Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective**
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

**The cost of enforcing our trademarks and copyrights could prevent us from enforcing them**
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

**The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

**Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time**
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

**We rely on third parties to provide services essential to the success of our business**
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

**Economic and market conditions**
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and

operating results.

## Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

## Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

## Regulation by the US Food and Drug Administration (FDA)
Our products are subject to rigorous regulation by the US Food and Drug Administration (FDA) and numerous international, supranational, federal, and state authorities. The process of obtaining regulatory approvals to market a drug or medical device can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and in substantial additional costs.

## Patent Dispute
The America Invents Act enabled individuals with access to proprietary information to attempt to achieve priority filing dates on patent rights. The Company is currently in a dispute with such an individual who is attempting to achieve patent claims that may overlap with one or more of our issued patents. The Company currently has the freedom to operate due to its issued patents and this dispute is expected to be resolved via mediation.

The Company's products are subject to rigorous regulation by the US Food and Drug Administration (FDA) and numerous international, supranational, federal, and state authorities.
The process of obtaining regulatory approvals to market a drug or medical device can be costly and time-consuming, and approvals might not be granted for future products, or additional indications or uses of existing products, on a timely basis, if at all. Delays in the receipt of, or failure to obtain approvals for, future products, or new indications and uses, could result in delayed realization of product revenues, reduction in revenues, and in substantial additional costs.

The Company utilizes an extensive network of contract manufacturers, including chemical manufacturers and contract production manufacturers.
Many of these facilities are subject to ongoing regulation, including periodic inspections by the FDA and other regulatory authorities. Possible regulatory actions for non-compliance on the part of these manufacturers could include warning letters, fines, damages, injunctions, civil penalties, recalls, seizures of our products, and criminal prosecution. These actions could result in, among other things, substantial modifications to our business practices and operations, refunds, recalls, or seizures of our products, and a total or partial shutdown of production in one or more of our facilities while we or our suppliers remedy the alleged violation, and/or withdrawals or suspensions of current products from the market. Any of these events could disrupt our business and have a material adverse effect on our business.

After our products receive regulatory approval or clearance, we, and our direct and indirect suppliers, remain subject to the periodic inspection of our plants and facilities, review of production processes, and testing of our products to confirm that we are in compliance with all applicable regulations and claims.
For example, the FDA conducts ongoing inspections to determine whether our record keeping, production processes and controls, personnel and quality control are in compliance with the Good Manufacturing Practice regulations, the Quality System Regulation, and other FDA regulations. Adverse findings during regulatory inspections may result in the implementation of Risk Evaluation and Mitigation Strategies programs, completion of government-mandated post-marketing clinical studies, and government enforcement action relating to labeling, advertising, marketing and promotion, as well as regulations governing manufacturing controls noted above.

The Company has a vast intellectual property portfolio, encompassing multiple FDA marketing approvals, trademarks, and domestic/international patents.
These patents include protection for the Company's proprietary mixing process, and compositions, as well as uses for its technology (i.e. toenail fungus). Furthermore, while the Company's product/formula known commercially as Hexagen and/or AtopX is protected by patents, the exact composition remains a trade secret covered within ranges of ingredients within said patents. Proper security measures are in place to protect/disclose this formula should anything happen to the current holder of this trade secret.

From time to time, companies with potentially valuable intellectual property are faced with individuals who attempt to claim that they, too, are inventors of similar technology.
The Company is currently in a dispute with such an individual who is attempting to achieve patent claims that may overlap with one or more of the Company's issued patents. The Company has the freedom to operate its issued patents, is aggressively defending this position, and is seeking to resolve this matter via mediation. The Company has successfully proven to the USPTO that the inventor of the Company's patents did independently conceive of the inventions. The Company expects to prevail in this matter. Should the case not settle or the Company not prevail, any remedy for

infringement, if any, would be limited to the current precedent of a de minimus royalty, and said dr minimis royalty would not be due until after profit is achieved from commercialization of its new drugs.

## Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percent age |
|---|---|---|---|
| BEB Holdings, LLC (100% owned and managed by Bradley Burnam and includes votes held by proxy) | 8,150,130 | Common Stock | 60.81% |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 443,758 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 13,464,697 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding does NOT include 43,872 shares to be issued pursuant to outstanding warrants.

The total amount outstanding also does NOT include 879,700 shares to be issued pursuant to stock options issued.

The total amount outstanding does NOT include 320,300 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and

most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $850,000.00
  Number of Securities Sold: 122,655
  Use of proceeds: FDA approval work for Flex AM, license deal legal fees, and CMC work for GX-03.
  Date: May 01, 2023
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,450,000.00
  Number of Securities Sold: 421,299
  Use of proceeds: Operating capital, safety/efficacy trials for Flex AM, marketing for CurX Hand Sanitizer, and CMC work for GX-03
  Date: August 01, 2022
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $926,301.35
  Number of Securities Sold: 117,456
  Use of proceeds: R&D, company employment, and working capital
  Date: October 21, 2024
  Offering exemption relied upon: Regulation CF

# Financial Condition and Results of Operations

## Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

## Results of Operations

How long can the business operate without revenue:

With current capital on hand, the Company can operate for 11-12 months. If successful in this financing round, the Company can extend this for an additional ~12 months. Drug development organizations traditionally do not generate profit until new drug approvals are reached and commercialization of said new drugs commences by the company or strategic partners.

Foreseeable major expenses based on projections:

Clinical trial and regulatory costs intended to achieve new drug approval(s) encompass the major expenses the Company foresees.

Future operational challenges:

Clinical trial recruitment can pose a challenge to any drug development organization. Additionally, the uncertainty surrounding the regulatory landscape for FDA approvals can extend forecasted timelines.

Future challenges related to capital resources:

With successful phase 1 data, the Company would need to raise additional capital to fund phase 2 and phase 3 trials, safety and efficacy trials, as well as new drug approval submission(s) and subsequent commercialization if the assets are not partnered prior to commercialization.

Future milestones and events:

The successful completion of this financing will enable the commencement of our phase 1 trials for eczema and onychomycosis drug indications. The achievement of our next milestone with Mimedx would positively impact the Company financially. The completion of a commercial partnership with Xeal Antimicrobial would also positively impact the Company financially.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 4/22/2024, the Company has capital resources available in the form of cash in the amount of $802,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support clinical trials in two drug indications for our existing drug candidate, GX-03 (also known as "Hexagen" and/or AtopX in its medical device labelings).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to achieve the expansion goals of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 year. This is based on monthly expenses of approximately $60k-75k a month for continued operations and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2.25 years. While the Company will be fully operational, it will intend to raise additional capital for clinical trial costs which require a capital expenditure of ~$4mm over a 12-month period. Those clinical trials will not commence until the Company has sufficient cash to begin said research while operating, the first phase of which costs ~$1.5-2mm.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including licensure of Flex AM product to Mimedx, Inc., as well as an active outlicense/commercial partnership process for FDA Cleared Xeal Antimicrobial. The Company may also be presented with opportunities to borrow against projected revenue and/or receive equity investment from institutional investors.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

Pre-Money Valuation: $123,605,918.46

Valuation Details:

The Company set its valuation internally after a formal third-party independent evaluation was conducted on a per-share basis (minority interest), among other factors. This evaluation was conducted as of 12/31/2023.

The pre-money valuation has been calculated based on 13,464,697 Common Stock shares issued but does NOT include: (i) 43,872 shares to be issued pursuant to outstanding warrants; (ii) 879,700 shares to be issued pursuant to stock options issued; nor (iii) 320,300 shares to be issued pursuant to stock options, reserved but unissued.

## Use of Proceeds

If we raise the Target Offering Amount of $14,990.94 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,073,698.44, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Company Employment
  5.0%
  We will use 5% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc.. Wages to be commensurate with training, experience and position.

- Working Capital
  14.5%
  We will use 14.5% of the funds for working capital to cover expenses for the day-to-day operations of the Company.

- Research & Development
  75.0%
  We will use 75% of the funds raised for new product clinical development/trials.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at

https://turntherapeutics.com/ (turntherapeutics.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/turntherapeutics

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Global Health Solutions, Inc.

[See attached]

# GLOBAL HEALTH SOLUTIONS, INC. DBA TURN THERAPEUTICS

## AUDITED CONSOLIDATED FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2023 AND 2022

*(Expressed in United States Dollars)*

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**

Page

INDEPENDENT AUDITORS' REPORT ...............................................................................................1

CONSOLIDATED FINANCIAL STATEMENTS:

    Consolidated Balance Sheets .................................................................................................2

    Consolidated Statements of Operations ...............................................................................3

    Consolidated Statements of Changes in Stockholders' Equity .........................................4

    Consolidated Statements of Cash Flows ...............................................................................5

    Consolidated Notes to Financial Statements ........................................................................6



# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Global Health Solutions, Inc. dba Turn Therapeutics
Westlake Village, California

## Opinion

We have audited the consolidated financial statements of Global Health Solutions, Inc. dba Turn Therapeutics (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023, and December 31, 2022, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows (collectively, the "financial statements") for the period ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and December 31, 2022, and the result of its operations and its cash flows for the period ending December 31, 2023, and December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

## Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

## Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of

internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*SetApart Accountancy Corp.*

October 09, 2024
Los Angeles, California

## GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS
### CONSOLIDATED BALANCE SHEETS

| As of December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| **Current Assets:** | | | | |
| Cash & Cash Equivalents | $ | 1,180,996 | $ | 2,102,983 |
| Prepaids and Other Current Assets | | 20,820 | | 22,473 |
| **Total Current Assets** | | **1,201,816** | | **2,125,456** |
| | | | | |
| Property and Equipment, net | | - | | 743 |
| Right-of-Use Asset | | 32,166 | | 80,635 |
| Intangible Assets | | 688,977 | | 697,995 |
| Security Deposit | | 8,582 | | 8,582 |
| **Total Assets** | $ | **1,931,541** | $ | **2,913,411** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| **Current Liabilities:** | | | | |
| Accounts Payable And Accrued Expenses | $ | 455,907 | $ | 255,960 |
| Lease Liability,current portion | | 34,143 | | 49,466 |
| Deferred Revenue | | 1,438,013 | | 1,418,588 |
| **Total Current Liabilities** | | **1,928,063** | | **1,724,014** |
| | | | | |
| Lease Liability | | - | | 34,203 |
| **Total Liabilities** | | **1,928,063** | | **1,758,217** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common Stock | | 1,324 | | 1,317 |
| Additional Paid in Capital | | 20,297,014 | | 18,373,244 |
| Accumulated Deficit | | (20,294,860) | | (17,219,367) |
| **Total Stockholders' Equity** | | **3,478** | | **1,155,194** |
| **Total Liabilities and Stockholders' Equity** | $ | **1,931,541** | $ | **2,913,411** |

*See accompanying notes to financial statements.*

| For The Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ - | $ - |
| Cost Of Goods Sold | - | - |
| **Gross Profit/(Loss)** | **-** | **-** |
| | | |
| **Operating Expenses** | | |
| General And Administrative | 3,090,860 | 4,209,778 |
| **Total Operating Expenses** | **3,090,860** | **4,209,778** |
| | | |
| **Net Operating Loss** | **(3,090,860)** | **(4,209,778)** |
| | | |
| Interest Expense | 879 | 85,383 |
| Other Income | (16,246) | (9,110) |
| **Loss Before Provision For Income Taxes** | **(3,075,493)** | **(4,286,051)** |
| Provision/(Benefit) For Income Taxes | - | 800 |
| **Net Loss** | **$ (3,075,493)** | **$ (4,286,851)** |

*See accompanying notes to financial statements.*

**GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS**
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| (USD $ in Dollars) | Common Stock | | Additional Paid In Capital | Accumulated Deficit | Total Stockholders' Equity |
| --- | --- | --- | --- | --- | --- |
| | Shares | Amount | | | |
| **Balance—December 31, 2021** | **12,723,348** | **$ 1,272** | **$ 13,536,982** | **$ (12,932,516)** | **$ 605,738** |
| Issuance of Stock | 50,505 | 5 | 349,995 | - | 350,000 |
| Exercise Of Convertible Note | 401,238 | 40 | 2,608,007 | - | 2,608,047 |
| Share-Based Compensation | - | - | 1,878,260 | - | 1,878,260 |
| Net Loss | - | - | - | (4,286,851) | (4,286,851) |
| **Balance—December 31, 2022** | **13,175,091** | **$ 1,317** | **$ 18,373,244** | **$ (17,219,367)** | **$ 1,155,194** |
| Issuance Of Stock | 72,150 | 7 | 499,991 | - | 499,998 |
| Share-Based Compensation | - | - | 1,423,779 | - | 1,423,779 |
| Net Loss | - | - | - | (3,075,493) | (3,075,493) |
| **Balance—December 31, 2023** | **13,247,241** | **$ 1,324** | **$ 20,297,014** | **$ (20,294,860)** | **$ 3,478** |

*See accompanying notes to financial statements.*

# GLOBAL HEALTH SOLUTIONS INC. DBA TURN THERAPEUTICS
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| For The Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net Loss | $ (3,075,493) | $ (4,286,851) |
| **Adjustments to reconcile net loss to net cash used in operating activities:** | | |
| Depreciation Of Property | 743 | 2,365 |
| Amortization Of Intangibles | 53,323 | 50,374 |
| Share-Based Compensation | 1,423,780 | 1,878,260 |
| Reduction In The Carrying Amount Of Right-Of-Use Assets - Operating | 48,470 | 47,752 |
| **Changes In Operating Assets And Liabilities:** | | |
| Prepaids And Other Current Assets | 1,653 | 2 |
| Accounts Payable And Accrued Expenses | - | (302,949) |
| Deferred Rent | - | (713) |
| Accounts Payable | 199,947 | - |
| Deferred Revenue | 19,425 | 1,418,588 |
| Operating Lease Liability | (49,526) | (44,718) |
| Security Deposit | - | 31,185 |
| **Net Cash Used In By Operating Activities** | **(1,377,679)** | **(1,206,705)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases Of Intangible Assets | (44,306) | (17,693) |
| **Net Cash Used In Investing Activities** | **(44,306)** | **(17,693)** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Proceeds From Issuance Of Stock | 499,998 | 350,000 |
| **Net Cash Provided By Financing Activities** | **499,998** | **350,000** |
| | | |
| **Change In Cash and Cash Equivalents** | **(921,987)** | **(874,398)** |
| Cash and Cash Equivalents—Beginning Of The Year | 2,102,983 | 2,977,381 |
| **Cash and Cash Equivalents—End Of The Year** | **$ 1,180,996** | **$ 2,102,983** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash Paid During The Year For Interest | $ 879 | $ 85,383 |
| Cash Paid During The Year For Income Taxes | $ - | $ 800 |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Issuance Of Common Stock, From Exercise Of Convertible Note | - | $ 2,608,047 |
| Right-On-Use Assets Obtained In Exchange Of Lease Obligation | - | $ 128,387 |

*See accompanying notes to financial statements.*

## 1.   NATURE OF OPERATIONS

Global Health Solutions Inc. dba Turn Therapeutics ("GHS"), was initially formed on January 6, 2015, as Global Health Solutions, LLC, a Delaware limited liability company. On October 12, 2018, Global Health Solutions, LLC converted to a Delaware corporation under the name Global Health Solutions, Inc. dba Turn Therapeutics. The Company has a wholly-owned subsidiary Turn Consumer LLC. The consolidated financial statements of Global Health Solutions, Inc. dba Turn Therapeutics (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in Westlake Village, California.

The Company conducts research, development and commercialization of novel medical devices, pharmaceuticals and cosmetics.

## 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

### Basis of Consolidation

The Company's consolidated financial statements include accounts of the subsidiary Turn Consumer LLC over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

### Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC-insured limits by $228,317 and $124,674, respectively.

### Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
| --- | --- |
| Machinery and Equipment | 5 years |
| Computer Equipment | 5 years |

## Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which are generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

## Intangible Assets

The Company capitalizes costs associated with obtaining patents and trademarks that have been successfully approved by the US Patent and Trademark Office. The Company amortizes intangible assets over the estimated useful life of 17 years. Trademark costs are indefinite-lived.

## Income Taxes

Global Health Solutions Inc. dba Turn Therapeutics is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

## Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at the point-in-time when the customer takes possession of the goods.
- Online Sales: Revenue is recognized at the point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at the point-in-time when the goods are shipped or delivered to the wholesale customer.

The company is currently in the pre-revenue stage.

## Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

## Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

## Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 09, 2024, which is the date the financial statements were issued.

**Lease Accounting**

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

*Effects of Adoption*

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles, and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including the lease term, as of January 1, 2022, to determine the present value of lease payments.

Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over the lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

| As of December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| Prepaid expenses | $ | 20,820 | $ | 22,473 |
| **Total Prepaids and Other Current Assets** | **$** | **20,820** | **$** | **22,473** |

## 4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consist of:

| As of December 31, | 2023 | | 2022 | |
|---|---|---|---|---|
| Machinery and Equipment | $ | 10,410 | $ | 10,410 |
| Computer Equipment | | 2,632 | | 2,632 |
| **Property and Equipment, at cost** | | **13,042** | | **13,042** |
| Accumulated Depreciation | | (13,042) | | (12,299) |
| **Property and Equipment, net** | $ | - | $ | 743 |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $743 and $2,365 respectively.

## 5. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

| As of December 31, | 2023 | | 2022 | |
|---|---|---|---|---|
| Patent | $ | 894,382 | $ | 850,301 |
| Trademark | | 32,858 | | 32,634 |
| **Intangible Assets, at cost** | | **927,240** | | **882,935** |
| Accumulated Amortization | | (238,263) | | (184,940) |
| **Intangible Assets, net** | $ | **688,977** | $ | **697,995** |

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2023, and 2022 were in the amount of $53,324 and $50,375 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

| Period | Amortization Expense | |
|---|---|---|
| 2024 | $ | (53,323) |
| 2025 | | (53,323) |
| 2026 | | (53,323) |
| 2027 | | (53,323) |
| Thereafter | | (475,683) |
| **Total** | $ | **(688,977)** |

## 6.  CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 20,000,000 shares of Common Stock with a par value of $0.0001 per share. As of December 31, 2023, and December 31, 2022, 13,247,241 and 13,175,091 shares were issued and outstanding, respectively.

## 7.  SHARE-BASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan").  The Company reserved 1,200,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

**Stock Options**

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| For The Year Ended | December 31, 2023 |
|---|---|
| Expected Life (Years) | 10 |
| Risk-Free Interest Rate | 3.95% |
| Expected Volatility | 75% |
| Annual Dividend Yield | 0.00% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| Stock Options Activity | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| Outstanding at December 31, 2021 | 1,151,168 | $ 14.92 | - |
| Granted | - | | - |
| Exercised | - | | - |
| Expired/Cancelled | - | | - |
| Outstanding at December 31, 2022 | 1,151,168 | $ 14.92 | 6.84 |
| Exercisable Options at December 31, 2022 | 856,908 | $ 14.92 | 6.84 |
| Granted | - | - | - |
| Exercised | - | - | - |
| Expired/Cancelled | (269,467) | - | - |
| Outstanding at December 31, 2023 | 881,701 | $ 14.92 | 5.84 |
| Exercisable Options at December 31, 2023 | 879,701 | $ 14.92 | 5.84 |

Stock option expenses for the years ended December 31, 2023, and December 31, 2022, were $1,423,780 and $1,878,260, respectively.

## 8.   WARRANTS

In 2017, the Company issued warrants to purchase common units to a non-employee. Upon conversion to a corporation in 2018, the warrants were amended to purchase common stock.

The fair value of each warrant is estimated on the grant date using the Black-Scholes-Merton option valuation model and compensation expense is recognized ratably over the vesting period. The valuation model uses substantially the same assumptions as the share-based options except for the term of 20 years instead of 10 years. As of December 31, 2023, and 2022, there were 23,810 warrants outstanding and expected to vest. There were no warrants issued in 2023 or 2022.

## 9.   LEASE

In January 2022, the Company adopted the new lease accounting guidance under ASC 842. The most significant change requires lessees to record the present value of the operating lease payments as right-of-use assets and lease liabilities on the accompanying consolidated balance sheets. The new guidance continues to require lessees to classify leases between operating and financing (formerly "capital leases"). The Company has no financing leases as of December 31, 2022.

The Company has one operating lease that was previously recognized under the prior standard, ASC 840 (see Note 6). Upon adoption of ASC 842, the qualifying lease has been recognized as a right-of-use lease asset on the accompanying consolidated balance sheet on December 31, 2022. The lease expires in August 2024. The adoption of ASC 842 resulted in the recognition of right-of-use assets and liabilities - operating totaling $128,387.

The Company has an operating lease for an office for its corporate headquarters which expires in August 2024. Monthly payments range from $3,934 to $4,291. Rent expenses are recorded on a straight-line basis over the lease term.  The aggregate minimum annual lease payments under operating leases in effect on December 31, 2023, are as follows:

| As of 'December 31, | | 2023 |
|---|---|---|
| 2024 | $ | 34,143 |
| 2025 | | - |
| 2026 | | - |
| 2027 | | - |
| Thereafter | | - |
| Present Value Discount | | - |
| **Total** | $ | **34,143** |

## 10.  INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

| For The Year Ended December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| Net Operating Loss | $ | (917,727) | $ | (468,925) |
| Valuation Allowance | | 917,727 | | 468,925 |
| **Net Provision For Income Tax** | $ | - | $ | - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

| As of December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| Net Operating Loss | $ | (1,908,534) | $ | (990,807) |
| Valuation Allowance | | 1,908,534 | | 990,807 |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,395,891, and the Company had state net operating loss ("NOL") carryforwards of approximately $6,395,891. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

## 11. RELATED PARTY

There are no related party transactions as of December 31, 2023 and 2022.

## 12. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and 2022 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through October 09, 2024, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

## 14. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,090,860, an operating cash outflow of $1,377,679, and liquid assets in cash of $1,180,996, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its

capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

The Company's business is dependent on successful clinical trials of its products as well as FDA clearances/approvals for its products. The Company has three FDA clearances for medical devices, two of which were obtained by the fourth quarter of 2017. After learning of high-need drug indications the core technology could service via investigator-initiated clinical trials, the Company removed these initially cleared medical devices from commercial sale to focus its efforts on achieving these higher-value drug indications. In 2020, the Company conducted human clinical trials of its foundational product as a COVID-19 therapeutic. In 2022, the Company entered into a licensing agreement for a biologic product it developed and is pending FDA approval. The Company has also packaged two of its currently FDA-cleared products for out-licensing to advanced wound care organizations with the intent to receive additional upfront and future royalty payments to aid in funding its pharmaceutical drug trials. The Company is currently in the process of raising funds to dramatically increase its drug development pipeline through expanded clinical trials for multiple disease indications and the buildout of staffing required to conduct such drug development. Failure to obtain meaningful clinical data, get further clearances/approvals from the FDA, or an inability to successfully develop license or market products could have a material adverse effect on the business, prospects, or operations of the Company.

The Company has incurred operating losses and negative operating cash flows before financing activities since inception and has primarily relied on equity financing to fund its operations and may need to continue to raise additional capital to continue operations. The Company is subject to risk associated with a company at its relatively early stage, including the need to develop, demonstrate and refine its products and services, produce successful results from clinical trials, expand its management and technical team, obtain customers upon placing products for sale and ultimately sustain its profitability. Management believes that with its plans to carry out clinical trials and obtain additional financing, it will be able to maintain operations and continue research and development for a year from the report date of these consolidated financial statements. Failure to generate sufficient revenue or obtain financing could have a material adverse effect on the Company's financial condition. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF TURN THERAPEUTICS

# Nationally Recognized Wound & Dermatology Innovations

A CEO who created his own cure, then bootstrapped his way to an up to +$70MM license deal, three FDA clearances, and 200,000+ patient uses. $15B+ market expansion in process.

**Show less**



**Get Equity**

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

## $1,328,045.49 Raised ⓘ

OVERVIEW    ABOUT    TERMS    PRESS & UPDATES    REWARDS    DISCUSSION ›

**Get Equity**
$9.18 Per Share

| RAISED ⓘ | INVESTORS |
|---|---|
| $1,328,045.49 | 262 |
| MIN INVEST ⓘ | VALUATION |
| $247.86 | $123.61M |

# REASONS TO INVEST

 Backed by three FDA clearances, $13.3MM+ in previous funding, 12 issued patents, and 200,000+ human uses with zero adverse events reported.

 Our eczema drug candidate is backed by data suggesting comparable efficacy to leading injectables. Clinical data shows our formula inhibits the triggering of the eczema process at the source without needles.

 Turn Therapeutics has built confidence with extensive human data, key opinion leader support, and significant organic media coverage, including prestigious dermatology publications.

# TEAM



### Bradley Burnam • Chief Executive Officer, Board Member & Founder

Bradley Burnam, Founder & CEO, developed PermaFusion®, a patented drug delivery system, to combat his hospital-acquired skin infection. This innovation led to Hexagen™ Wound Dressing, Turn's flagship product. Burnam, a self-taught regulatory and formulation expert, secured Turn's first three FDA clearances solo before assembling a skilled team.

**Read Less**





### Dr. Neil Ghodadra, M.D. • Chief Medical Officer & Board Member

Dr. Neil Ghodadra, Board Certified Orthopedic Surgeon, joined Turn in Q3 2017. Renowned for surgical skill and orthopedic research, he graduated Magna Cum Laude from Duke University with a BS in Biology, and with Honors from Duke Medical School. His residency at Rush Medical Center focused on sports medicine, specializing in knee & shoulder surgery.

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### Abraham Chesed • Board Member

Abraham (Avi) Chesed, an investor and entrepreneur with an aptitude for building and structuring brands, is a lifelong technologist, philanthropist, and mentor. He has founded and operated companies since graduating from the USC Marshall School of Business in 2003. Avi's thorough and professional focus has yielded substantial returns across multiple industries, recently in technology-focused startups. Avi has been a member of over a dozen boards and sits on five.

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### Andrew Gengos • Board Member/Advisor



Andrew Gengos is a seasoned finance & strategy exec with 30+ years in life sciences and biotech. Former CBO at Cyteir Therapeutics, he led the company to go public. Andrew served as CEO at ImmunoCellular & Neuraltus, providing strategic direction in oncology & neurodegenerative disease. He's held CFO/CBO roles at AOBiome, COO at Synlogic, & VP at Amgen.

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### Arthur Golden • Advisor/Board Observer



Arthur Golden is a 41-year partner of Davis Polk's M&A practice, former co-chair of the dept. & 9-year member of the firm's Management Committee. As Emerson Electric's senior independent board member, he chairs the Finance Committee. Known for multinational acquisitions and biopharma expertise, Arthur is also the Chair of Rensselaer Polytechnic Institute's Board of Trustees.

**Read Less**

### Michael Brock • Chief Strategic Advisor



20+ years of life sciences investment banking as a managing director for bulge bracket banks such as Wells Fargo and Citi.

**Read Less**



### Dr. Jeffrey Galpin, M.D. • Scientific Advisor



Dr. Jeffrey Galpin, M.D. excels in medicine, informatics, & academia. Trained at UCLA & CalTech, his expertise spans infectious diseases, geriatrics, & molecular biology. Pioneering HIV research, he patented DNA diagnostics & led gene therapy studies. Galpin has previously consulted for Bristol-Myers Squibb, Johnson & Johnson & more.

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### Eric Luo, Ph.D. • Regulatory Affairs



Eric Luo, Ph.D., a transdermal drug delivery expert, enhances product efficacy by studying polymer properties and modifying materials. Formerly with Schering-Plough and Novartis, Dr. Luo holds a Ph.D. in Materials Science and Engineering from the University of Florida and an M.S. in Chemical Engineering from the University of Nebraska.

**Read Less**



### Conoon Kim • IT & Infrastructure



Conoon Kim, a seasoned technology expert, oversees Turn's digital communications, branding, and platform development. With over a decade of experience in IT, digital marketing, and project management, he plays a pivotal role in managing website development, social media, video production, and digital strategy.

**Read Less**



**Show Less**

FOUNDER'S STORY

# He Invented His Own Cure



*"I invented Hexagen after a disfiguring bacterial infection nearly ended my life. It was the solution modern medicine had not yet provided."*

**Bradley Burnam**
CEO & Founder

Bradley Burnam, our founder, faced recurring abscesses caused by a bacteria with a 70% fatality rate. With no medical background, limited resources, and a credit line, he developed Hexagen to treat his infections.

Doctors quickly realized the Hexagen formula could do more than treat infected abscesses. They reported its unique formulation showed efficacy against diabetic ulcers, burns, eczema, toenail fungus, and nasal decolonization.

Turn Therapeutics now boasts three FDA clearances, a medical device[1] and drug development division, vaccine research, and a commercial partnership with a publicly traded wound care leader. We are also

working with the International AIDS Vaccine Initiative to create thermostable live vaccines for remote regions and biodefense.

WHY TURN THERAPEUTICS?
## A Patient-Driven, Proven Innovator

Turn Therapeutics aims to take the dermatology market back from big pharma—putting safe, effective medicine back in the hands of the people who need it. Our differentiation lies in:

- **Patient-Focused Beginnings:** Hexagen was created by someone who personally experienced the need for better treatments. Turn's current and developing innovations continue to leverage the core technology created by Brad to stop his own recurring infections.
- **Game-Changing Technology:** Hexagen has been proven to penetrate skin and nails, targeting bacteria and fungi at the source with proprietary technology that competitors can't match.
- **Broad Impact:** Hexagen has inspired multiple advancements in wound care, antimicrobial applications, dermatology, surgical care, and vaccine research.
- **Major Backers:** Our investors include executives from Eli Lilly, Sanofi, Arch Ventures, and renowned physicians, reflecting their confidence in our potential.
- **Market Opportunity:** Phase 2 eczema trials are set to begin soon, which often signals key growth milestones for innovative biotech companies.
- **Credibility with Public Companies:** Turn Therapeutics has successfully completed a commercial deal with a large public company, proving our readiness to scale further.



## WHY INVEST?

### Proven Results

Clinical data suggests the Hexagen formula reduces eczema by 57% in 7 days, and delivers up to 85% efficacy against toenail fungus

### Massive Potential

The $15B eczema and toenail fungus markets need effective, safe solutions

### Trusted Success

3 FDA clearances, $70M* in licensing, 200K+ real-world applications

*Commercial License deal amount represents the total expected value upon full performance of the agreement.*

*Results may vary in future trials. This result is not a guarantee of performance or success.*

THE PITCH

# From Personal Struggle to Transformative Wound & Dermatology Solutions

After enduring over twenty surgeries and years of failed treatments, Bradley developed Hexagen to tackle an unmet medical need. The formula received FDA clearance for advanced wounds and burns, earning trust among physicians for its safety and efficacy.

Recognizing its potential, Turn Therapeutics is expanding Hexagen's indications to include eczema and toenail fungus. **Clinical trials are advancing to bring the Hexagen formula to patients worldwide** in

multiple large markets.



*"This Entrepreneur Invented His Own Cure, Then Turned It Into A $100M Enterprise"*

**Forbes**

THE PROBLEM & OUR SOLUTION

# Bridging Gaps in Skin & Infection Treatment

For eczema and toenail fungus patients, effective treatments remain limited. Current options like steroids, injectables, and antifungal topicals often fail to address the root causes or deliver consistent results.

The Hexagen formula targets staph aureus bacteria to stop eczema at its source. It also penetrates the nail bed to treat fungal infections effectively. Its steroid-free, non-invasive approach fills a significant gap in the market.



## Beyond Skin Deep

We believe our Flagship Formula has the potential to revolutionize care in dermatological ailments such as Eczema and Onychomycosis (Toenail Fungus)

**HEXAGEN**

Antimicrobial Dressing

RX / PROFESSIONAL USE ONLY
Net Wt. 30mL (30g)

**THE MARKET & OUR TRACTION**

# A $15B Market Opportunity

Turn Therapeutics is addressing the **$15 billion eczema and toenail fungus markets**, where demand for safer and more effective solutions continues to grow.

**12**

Patents

**3**

FDA Clearances: Significant additional domestic and international IP

**200,000+**

Human uses, zero adverse events

**$70M**

Commercial License deal with Mimedx (Nasdaq: MDXG) provides non-dilutive funding for drug development



Eczema treatments have seen significant transactions, with **two early-stage therapies selling for over $2 billion combined just in 2024**. The Hexagen formula's established safety and efficacy data[1] position it as a strong competitor in this growing market.

Our track record includes **three FDA clearances, 200,000+ safe applications, and $70 million in licensing agreements**. Strategic initiatives, such as licensing Xeal™ and exploring vaccine technologies, further demonstrate our commitment to advancements in healthcare.

## THE OPPORTUNITY
# Innovating Eczema Treatment

Eczema patients often rely on steroids and injectables, which come with severe side effects. Research shows that staph aureus bacteria, which causes inflammation, drives 90% of eczema cases.

Hexagen directly targets staph aureus without irritating skin, with data suggesting the potential to reduce eczema severity by 57% in seven days. Unlike traditional treatments, it stops flare-ups at their source and eliminates the need for immune suppression or invasive therapies.



A **Breakthrough** for Eczema Patients

- No more needles
- No more steroids

Targets staph aureus without irritating skin and reduces eczema severity by up to 57% in seven days

**Breakthrough Solutions for Toenail Fungus**

Toenail fungus affects 10% of the population, yet most topical treatments fail due to poor nail penetration, with current competitor's success rates ranging from 6.5-17.8%. The Hexagen Formila penetrates the nail bed, aiming to kill fungal infections at its source, achieving **up to 85% efficacy** in

investigator initiated trials.



**A Breakthrough for Toenail Fungus Patients**

- A problem affecting 10% of the population
- Average treatment success rates as low as 6.5%

Up to 85% efficacy with the Hexagen formula

# Innovations in Antimicrobial Applications

Xeal$^{TM}$, our antimicrobial post-surgical gauze, employs Hexagen's technology in an effort to reduce post-operative infection risk. Physicians have recognized its potential to transform recovery protocols and improve patient outcomes.



**Promising Vaccine Research**

**We're working with the International AIDS Vaccine Initiative** to develop temperature stable, intranasal live vaccines. This groundbreaking technology could expand access to life-saving treatments in remote regions that are currently underserved due to the deep freeze requirements of current vaccines.

We have already demonstrated live vaccine stability in our delivery system at room temperature for over 24 hours, far surpassing the current four-hour shelf life.

**Our next steps in this project include:**

1. **Demonstrate longer period of stability:** We intend to assess the stability of our current vaccine candidate at both room temperature and in refrigerators for up to 1 month. Projected results are expected in Q1.
2. **Enhance vaccine effectiveness and accessibility:** Validate superior or equivalent efficacy of intranasal delivery compared to injections and enable needle-free inoculations in remote or resource-limited areas.
3. **Address bioweapon concerns in field deployment:** Deploy a vaccine formulation and delivery method to protect our troops against potential bioweapon threats in the field.

WHY INVEST

## Invest in Transformative Care



Turn Therapeutics combines proven science, proprietary technology, and a mission-driven approach to deliver breakthrough solutions for patients. Your investment can contribute to the funding of clinical trials for eczema and toenail fungus, expand key partnerships, and support our growing portfolio of medical innovations.

Join us as we lead the revolution to take wound care and dermatology out of the hands of big pharma, and back into the hands of the people who need it.

**Medicine for the people, owned by the people**.

## ABOUT

HEADQUARTERS

**250 N. Westlake Blvd.
Westlake Village, CA 91362**

WEBSITE

**View Site** ⤴

A CEO who created his own cure, then bootstrapped his way to an up to +$70MM license deal, three FDA clearances, and 200,000+ patient uses. $15B+ market expansion in process.

## TERMS

**Turn Therapeutics**

### Overview

PRICE PER SHARE

**$9.18**

VALUATION

**$123.61M**

DEADLINE ⓘ

**Jan. 21, 2025 at 11:59 PM UTC**

FUNDING GOAL ⓘ

**$15K - $4.07M**

### Breakdown

MIN INVESTMENT ⓘ

**$247.86**

OFFERING TYPE

**Equity**

MAX INVESTMENT ⓘ

**$4,073,698.44**

SHARES OFFERED

**Common Stock**

MIN NUMBER OF SHARES OFFERED

**1,633**

MAX NUMBER OF SHARES OFFERED

**443,758**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

| | Most Recent Fiscal Year-End | Prior Fiscal Year-End |
| --- | --- | --- |
| Total Assets | $1,931,541 | $2,913,411 |
| Cash & Cash Equivalents | $1,180,996 | $2,102,983 |
| Accounts Receivable | $0 | $0 |
| Short-Term Debt | $1,928,063 | $1,724,014 |
| Long-Term Debt | $0 | $34,203 |
| Revenue & Sales | $0 | $0 |
| Costs of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | -$3,075,493 | -$4,286,851 |

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must

rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

### Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

### Investment Incentives and Bonuses*

#### Time-Based Investment Incentives

**Early Bird Tier 1**

Invest $1,000+ within the first two weeks and receive 3% bonus shares.

**Early Bird Tier 2**

Invest $5,000+ within the first two weeks and receive 5% bonus shares.

**Early Bird Tier 3**

Invest $10,000+ within the first two weeks and receive 10% bonus shares.

**Early Bird Tier 4**

Invest $20,000+ within the first two weeks and receive 15% bonus shares.

**Early Bird Tier 5**

Invest $50,000+ within the first two weeks and receive 20% bonus shares.

#### Amount-Based Investment Incentives

**Tier 1**

Invest $5,000+ and receive 3% bonus shares.

**Tier 2**

Invest $10,000+ and receive 5% bonus shares.

**Tier 3**

Invest $20,000+ and receive 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

### **The 10% StartEngine Venture Club Bonus**

Global Health Solutions, Inc., D/B/A Turn Therapeutics, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $9.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $918. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Reservation Bonus in addition to the aforementioned bonus.

*Irregular Use of Proceeds*
*The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.*

# PRESS

## Dermatology Times
**Turn Therapeutics Reports Significant IGA and Cytokine Inhibition, Advances to Plans for In-Human Trial**

[ View Article ]

### Dermatology Times



**Turn Therapeutics' Atopic Dermatitis Candidate Achieves 57% Reduction in Disease Severity in 7 Days**

**View Article**

### Contagion Live



**From a Multidrug-Resistant Infection Nightmare Comes a Novel Wound Care Platform**

**View Article**

### Bio.News



**From Desperation to Innovation: A Patient's Battle With Antimicrobial Resistance**

**View Article**

### Forbes



**This Entrepreneur Invented His Own Cure, Then Turned It Into A $100M Enterprise**

**View Article**

## ALL UPDATES

**12.04.24**

# $5.2B for Eczema and Onycho Developer

Anacor was 14-years old and ~$400mm into a dermatology project. Their toenail fungus drug was not what I'd call effective in clinical trials (8.9%). Their topical eczema ointment was a cytokine inhibitor (like us), but of a more common cytokine, as **we are the first to show inhibition of the immune signals that start the eczema disease process.**

They had no medical device division and no vaccine division.

**Pfizer bought them for $5.2B.**

Why? Pfizer saw the opportunity in having a non-steroid eczema topical. **People hate needles and people hate steroids. And we're on the verge of starting a phase 2 trial in eczema patients.**

That's why people are writing such large checks to invest in Turn, and why it's so unusual that we made this private round available to the general public. Venture loves dermatology, but we believe everyone should have the same opportunity to share in those upsides.

We believe that medicine should be for everyone, and that includes ownership of said medicine.

-Team Turn

**11.26.24**

# I Was My Own Test Subject

The story of me  turning my home into a research and development facility are amusing, but true. I had a mortar mixer from Amazon with a modified bit to act as a high-speed homogenizer. Pipe warmers were my barrel warmers. Giant steel pots became mixing vessels. Laser thermometers were everywhere to be found. And to this day, I'm surprised the chemicals I needed were so available.

And while I found dozens and dozens of ways NOT to do something, when I did finally accomplish what I dreamt of doing (permanently fuse liquid ingredients into an oil), it took burning myself to truly understand the technology.



I learned firsthand we need far less active drug ingredients than an average delivery system. How? I used the expected amount that an ordinary delivery system would...and this is what happened when I tested it.

They often use the term "founder's pain" in investing. Three volumes of surgical charts and burned limbs take it to a whole new level.

-Brad

**11.25.24**

# 3 FDA Green Lights

Three FDA nods, a +$70mm license deal, and a Phase 2 clinical trial beginning for moderate to severe eczema.

The Turn team has proven it can navigate the complex life sciences industry. Join us as we tackle large new markets armed with data from over 200,000 uses of our technology.



0:00 / 0:44

**11.21.24**

# Eczema: Nature's Temper Tantrum

Imagine you're having a picnic when some ants crawl onto the blanket. Instead of calmly shaking them off, you explode, toss all your food in the bushes, drench the blanket in bug spray...and then set it on fire.

Your picnic is now a smoky, soggy (and crispy) disaster—not because of the ants, but because of your inability to proportionally respond to the situation.

**Eczema is nature's temper tantrum.**

With eczema, the immune system overreacts to excess staph in the skin, a proven hallmark of eczema sufferers due to genetically thinner skin. The body throws a hissyfit over the excess staph, unleashing a cascade of immune responses (called cytokines) that cause more harm than the staph ever would. This hissyfit causes the symptoms of eczema, *not the bugs.*

The first signal sent in the body's overreaction is called IL-36. It's the punch that starts the fight. **We have proven that our topical eczema candidate inhibits the release of IL-36, thus stopping nature's temper tantrum from ever starting.** See an article here in a prestigious dermatology media outlet about our discovery.

This same formula has already been FDA cleared three times for use on chronic wounds and burns. We're expanding the indications and inviting everyone to be a part of it.

-Brad

11.19.24

# 38 Seconds To Understand Our Why



This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

**11.15.24**

# Cracking $1mm on word of mouth!

Watch us as we tick over the $1mm mark with a remarkably low investor number. Why is Turn a target for higher average investments?

-Three FDA Marketing approvals in wound and skin disease. **Shows success in taking products through the agency.**

-$70mm+ licensing deal with a public company and a second deal in diligence now. **Shows success in developing commercial partnerships for real revenue via our medical device division, an anomaly in drug companies that typically only raise capital to run clinical trials.**

-12 issued patents and growing. **Shows success in creating unique, protectable assets.**

-200,000+ patient uses and ZERO adverse events. **Shows success in developing safe products, which the FDA weighs heavily toward when rendering approval opinions.**

We are expanding our tech via this raise. We are moving into additional areas. And we have already proven *we can do what we plan to do.*

Because this isn't just an idea. This is the beginning of a rapid expansion after many years of work. What began as one man curing himself is turning into an expanding organization with multiple divisions and potential sources of revenue/growth.

-Team Turn

**11.04.24**

# Last 24 Hours for Bonus Shares

Lots of healthcare companies raise money on ideas. **We're long past idea.**

We have three FDA clearances, a commercial license deal with a public company, and we're beginning a Phase 2 human trial on moderate-severe eczema patients Q4/Q1.

Human data is the currency of pharma. And even better, we have 200,000+ applications of the formula we're studying with ZERO adverse events reported, so our safety profile is highly predictable.

**How often do you get to invest in a medical product AFTER it's been used on 200,000 patients?**

Last chance for bonus shares!

-Brad

**11.01.24**

# Built on the Back of a Fight for Life

When I faced a personal fight with a 70% fatal infection, I created a formula that ended five years of relentless surgeries, appointments, and recurrence. That moment of triumph wasn't the end; it became the beginning of our mission to change medicine.

I put everything on the line—my savings, my career, and borrowed funds—to share my discovery with as many patients as possible. It was a relentless drive that led to three FDA clearances, a $70+ million dollar commercial deal, and a growing pipeline of innovations, from eczema treatments to cutting-edge vaccine research.

This same resilience endures at Turn Therapeutics. Challenge fuels us. We were built on the back of a fight for life. There is no challenge we don't feel prepared to surmount.

Watch our campaign video or check out the campaign press section for more about Turn's origin story. **You will see this is about more than doing well...this is about doing good.**

-Brad

**10.29.24**

# Entrepreneur, Forbes, Bio, Derm Times, and More

Turn's story is one of necessity breeding innovation, and efficacy being recognized early in the market. Media caught wind of our story early and the stories, podcasts, even documentaries have yet to slow down.

We've been honored with features in publications such as [Bio News](), [Dermatology Times](), [Contagion Live](), [Forbes](), [Entrepreneur](), even in a [documentary film (Holobiome) funded by Novo Nordisk Foundation]().

Take a look. Join our mission. And confidently know you're investing in a company with massive public validation and an inability to quit even in the face of life-threatening adversity.

-Team Turn

**10.25.24**

# We Extended and Early Bird Perks are Back!

When the last raise was coming to an end, StartEngine approached us and offered the opportunity to extend while shooting for the $5mm target, the max under Regulation CF. A pleasant surprise of this extension was the return of our original early bird share bonuses outlined in the terms section.

*Early bird perks are back for two weeks.** It's as if we're back in time to the first two weeks of the raise all over again! Enjoy the weird logistics.

Since we started this raise, and largely due to it, we have clearly identified our mechanism of action via multiple in-vivo studies ([see here for news about it in Dermatology Times]()), learned that our multi-patented delivery system can support a live vaccine at room temperature, had two new patents issue, and are beginning recruiting for a human clinical trial for moderate-severe eczema this quarter. It's been an incredible journey and we're very grateful to everyone who has made it possible.

We look forward to sharing the future with you.

-Brad

# REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

**10%** **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!



### Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

## $5,000

**Tier 1**

Invest $5,000+ and receive 3% bonus shares.

Select

## $10,000

**Tier 2**

Invest $10,000+ and receive 5% bonus shares.

Select

## $20,000

**Tier 3**

Invest $20,000+ and receive 10% bonus shares.

Select

## JOIN THE DISCUSSION



What's on your mind?

0/2500

Post



**Robert Foley**
18 days ago

**Hi I invested into your company because both of my parents are affected, how can they access your solution for eczema currently?**

Show less

 1           0



**Brad Burnham** ⊘
Turn Therapeutics • 18 days ago

I'm touched. Email at brad@turntherapeutics.com so that I can handle personally.

Show less

 0

**Theodore Lyons**
a month ago



Hi there,

Seeking some clarification on your FDA status and commercialization plans. So, is the use case for Hexagen on advanced wounds and burns fully FDA approved? When do you expect to generate revenue from this, and will it all be from licensing or will you sell it yourself too?

Curious why you would not just lean fully into the indication that is FDA approved to generate revenue/stabilize burn etc. before expanding into new indications? Any insight here would be greatly appreciated.

**Show less**

 1      0    

**Brad Burnham** ⊘

Turn Therapeutics • 25 days ago

Hey Tim. That's a really great question and frankly I appreciate being asked, as it means you read carefully, so thank you. To clarify, we are maintaining a presence in wound and burn care via Flex and Xeal, both of which we forecast revenue from in 2025, including a sizable milestone payment for Flex. Staying connected to wound care is very personal to me and we do that via commercial partnerships rather than raising massive sums to build out a national sales force. The Hexagen formula as it stands is an approved medical device indicated for wounds and burns. It was via use by physicians under its medical device labeling that we learned of its potential in larger markets such as eczema, toenail fungus, MRSA decolonization, etc., all of which are drug indications rather than device. The distribution channels for medical devices are through durable medical equipment suppliers (such as home health), whereas drugs go through traditional pharmacies (i.e. CVS, Walgreens). It is very difficult to have a drug and device under different labelings for insurance, as well as going through different types of vendors. The board elected to pursue the much larger impact/market indications for the Hexagen formula due to the compilation of these variables while maintaining our

presence in wound care via line extension devices such as Flex and Xeal (and more on the way). All the while, the fact that we know it is very effective in wound care and already an approved device is a backstop that is there, which investors find comforting. I'm happy to discuss further at brad@turntherapeutics.com. There are also pricing implications when working in such different areas and I'd love to discuss live. Always enjoy that.

**Show less**

↑ 0                                                    ⚑

---

**WC**  **W Kim Colich**
2 months ago

**Hi, Is there really no "Loyalty" Bonus for previous investors?**
**Show less**

💬 1                    ↑ 0                    ⚑

**BB**  **Brad Burnham**

Turn Therapeutics • 2 months ago

Apologies for the delayed response! My login wasn't functioning properly for the first 48 hours and I couldn't answer. I asked StartEngine marketing your question (because it was a good one I hadn't thought of) and was informed loyalty bonuses are traditionally for new raises at much higher evaluations. We chose to keep our evaluation the same; the math just worked out trivially higher bc of the number of shares made available. But that was a very good question I'm also glad I got the answer to. Good news is that we were surprised by the return of the early bird share bonuses and those exceed the traditional loyalty bonus, especially when you do their venture club.

**Show less**

↑ 0                                                    ⚑

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VIDEO TRANSCRIPT

Imagine living with an infection so drug-resistant, so aggressive, it keeps coming back no matter what doctors throw at it.

For 5 grueling years, that was my reality.

I'm Bradley Burnam, founder of Turn Therapeutics and creator of Hexagen—our flagship formula that's already helped 100,000 patients* with advanced wounds, diabetic ulcers, burns, and other skin conditions. But independent studies keep showing us it helps with a whole lot more.

So I'm on a mission to get this formula into as many patients' hands as possible for additional high-need indications—and you can join me.

Antimicrobial Resistance is a silent epidemic that kills over a million people each year*— it almost killed me.

Literally overnight, I went from working as a medical device rep to fighting a rare bacteria that disfigured my scalp and ear. Despite 19 surgeries, countless antibiotics, thousands of wound packings, and the expertise of brilliant doctors—no one could stop my infection with the tools at hand.

When modern medicine failed me, I liquidated my 401k and jerry-rigged a laboratory in my garage.

Hundreds of failed attempts later, I achieved what no sane chemist would've attempted— permanently fusing water and oil through Turn's now multi-patented* PermaFusion process. PermaFusion allows us to penetrate skin and nails to deliver medication with accuracy, efficacy, and safety.

It was this platform that enabled me to create Hexagen, a novel petrolatum-based ointment that ultimately stopped my infection.

I knew it could help others. So I single-handedly secured our first FDA clearance for an unheard of $24,000, and crisscrossed the US getting samples into the hands of every doctor and nurse I could.

Then something remarkable happened:

Physicians started independently reporting incredible results—publishing case studies, writing white papers*, and sharing photos. There are countless publications on limbs saved, ulcers closed. The safety database is massive, with thousands of patients using our product and no reported adverse events. It's surreal, to be honest.

Then something equally remarkable happened: we started seeing independent studies showing Hexagen's potential not just to treat wounds, but other indications. We've seen this before with drugs like Viagra and Botox.

What started as my desperate bid for survival has evolved into a #100M biotech with the opportunity to help millions. But we need to get the formal clinical data and regulatory blessing to market for these other indications.

We're starting by tackling two massive, vastly underserved markets: moderate-to-severe eczema and onychomycosis (AKA toenail fungus). Eczema affects 20% of children and 10% of adults globally, with 40% suffering from moderate to severe eczema. Onychomycosis affects approximately 10% of the global population. That's hundreds of millions of people.

For eczema, current standards of care just manage symptoms, such as steroids or wildly expensive injections. While we've already received clearance for the Hexagen formula to manage eczema symptoms via the FDA's 510k pathway, the real breakthrough came when physicians started publishing research substantiating Hexagen's potential role as a treatment for the root cause of eczema, not just its symptoms.

And while current topical toenail fungus products struggle with efficacy below or around 20%, independently published studies by key opinion-leading physicians showed the Hexagen formula cleared stubborn toenail fungus at over 70%.

It's now up to us to get the formal efficacy data and drug approvals to back up what doctors already seem to know, and that's exactly what we intend to do. Our capital-efficient team already manufactures affordable American-made products at over 90% margin. With 8 U.S. and multiple international patents, 3 FDA clearances, an 8-figure licensing deal, and proven safety across tens of thousands of patients, we have the credibility, traction, and experience to execute.

It's going to be fun.

By investing, you can join our mission of bringing affordable, safe medication to the people, funded by the people. With your investment, we aim to complete the first 12 months of drug trials for our eczema and nail fungus treatments. Then, we plan to move into efficacy trials—Phases 2 and 3. We believe everything is lined up: plans, vendors, quotes. We just need the capital to pull the trigger.

Join Turn Therapeutics in creating a world where safety is not sacrificed for efficacy...where settling for just managing your symptoms is no longer required. Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.